================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    Form 11-K



(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from            to
                                            ----------    ----------


                                  ------------

                           COMMISSION FILE NO. 1-11402

                                  ------------


                               CENDANT CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (Full title of the Plan)


                               CENDANT CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)


                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                     (Address of principal executive office)


================================================================================

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          PAGE
                                                                          ----

   INDEPENDENT AUDITOR'S REPORT                                             1

   FINANCIAL STATEMENTS FOR THE YEARS ENDED
        DECEMBER 31, 1999 AND 1998

   Statements of Net Assets Available for Benefits
            as of December 31, 1999 and 1998                                2

   Statements of Changes in Net Assets Available for Benefits
            for the Years Ended December 31, 1999 and 1998                  3

   Notes to Financial Statements                                           4-9

   SUPPLEMENTAL SCHEDULES:

   Item 27a -Schedule of Assets Held for Investment Purposes
            as of December 31, 1999                                        10

   Item 27d - Schedule of Reportable Transactions for the Year
            Ended December 31, 1999                                        11





Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Cendant Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Cendant Corporation Employee Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
New York, New York
June 23, 2000

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                               1999             1998
                                           ------------      -----------

ASSETS
      Investments, at fair value           $335,037,627     $237,215,840

      Contributions receivable from:
          Participants                          168,879          132,332
          Employer                               63,256           45,365
      Interest and dividends receivable          59,331           45,216
                                           ------------      -----------

          Total receivables                     291,466          222,913
                                           ------------      -----------

NET ASSETS AVAILABLE FOR BENEFITS          $335,329,093     $237,438,753
                                           ============     ============





                       See notes to financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                          1999             1998
                                                                       ------------     ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions from:
      Participants                                                     $ 25,740,022     $ 17,950,966
      Employer                                                           11,718,967        7,083,449
      Rollovers                                                          12,488,238      155,518,084
                                                                       ------------     ------------

          Total contributions                                            49,947,227      180,552,499
                                                                       ------------     ------------

Investment income:
      Net appreciation (depreciation) in fair value of investments       57,538,512      (13,637,397)
      Interest and dividends                                             14,041,884        6,741,369
                                                                       ------------     ------------

          Total investment income (loss)                                 71,580,396       (6,896,028)
                                                                       ------------     -------------

          Total additions                                               121,527,623      173,656,471
                                                                       ------------     ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                                      23,619,147       13,303,410
      Trustee fees                                                           18,136           12,971
                                                                       ------------     ------------

          Total deductions                                               23,637,283       13,316,381
                                                                       ------------     ------------

NET INCREASE IN NET ASSETS
      AVAILABLE FOR BENEFITS                                             97,890,340      160,340,090
                                                                       ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR                                                 237,438,753       77,098,663
                                                                       ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                                      $335,329,093     $237,438,753
                                                                       ============     ============


                       See notes to financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Cendant Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan documents, which are available from Cendant Corporation, ("Cendant" or the "Company" or the "Plan Sponsor") for a more complete description of the Plan's provisions.

     The Plan, is a defined contribution plan established for certain eligible employees of Cendant Corporation that provides Internal Revenue Code
     Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1998, certain provisions of the Plan were revised, including eligibility requirements, Company matching contributions and the vesting of Plan benefits. The Plan was also amended various times during 1999 and 1998 to allow for existing plans of companies acquired by Cendant to be combined into the Plan (see "Rollovers").

     The following is a summary of certain Plan provisions:

     a. Eligibility - Each regular employee (as defined in the Plan) of the Company is eligible to participate in the Plan on the entry date following both attainment of age 18 and completion of six months of service.

     b. Employee contributions - Participants may elect to make pre-tax contributions up to fifteen percent of pre-tax annual compensation up to a maximum of $10,000 for 1999 and 1998. Participants may change their investment allocations between funds on a daily basis. Participants should refer to each fund's prospectus for a more complete description of the risks associated with each fund.

     c. Employer contributions - The Company makes contributions to the Plan equal to one hundred percent (100%) of all eligible employees' salary deferral up to three percent (3%) of the employee compensation. An additional discretionary employer contribution may be made, no greater than fifty percent (50%) of the employees' salary deferral contributions over three percent (3%) of the employees' compensation, up to a maximum of six percent (6%) of the employees' compensation.

     d. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service ("IRS") regulations.

         During 1999, in connection with companies previously acquired by Cendant, the Company completed the transfer of assets from the existing plans of such acquired companies, including Electronic Realty Associates, Inc., Credential Services International, Inc., Jackson

         Hewitt Inc., Resort Computer Corporation, and Home Mortgage Network. In addition, the accumulated plan benefits of the reservation center employees of Avis, Inc. were transferred into the Plan. The resulting plan transfers accounted for plan assets of approximately $12.5 million being merged into the Plan in 1999 and are included in Contributions - Rollovers in the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

         In 1998, in connection with companies previously acquired by Cendant, approximately $155.5 million in plan assets associated with the qualified plans of PHH Corporation, Burnett Home Loans, and Wizcom were merged into the Plan and are included in Contributions - Rollovers in the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1998.

     e. Vesting Schedule - Employer contributions credited to accounts of employees who commenced employment on or subsequent to January 1, 1998 shall vest according to the following schedule:

                          YEARS OF                      VESTED
                          SERVICE                      INTEREST
                        ------------                 ------------

                        Fewer than 1                      0%
                              1                           34%
                              2                           67%
                              3                          100%

         Employer contributions credited to accounts of employees who commenced employment prior to January 1, 1998 shall continue to be 100% vested in such contributions.

     f. Loan Provision - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least one thousand dollars. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence and are secured by the participant's vested account balance. Loan repayments must be made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the employee, in which case the term is not to exceed fifteen years. The loans bear interest at a rate commensurate with the prime rate plus one percent. Principal and interest is paid ratably through periodic payroll deductions.

     g. Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     h. Benefits Paid to Participants - Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship for certain accounts, as defined in the Plan, before that age. Distributions to terminated employees are recorded in each fund's financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $0.6 million and $1.3 million at December 31, 1999 and 1998, respectively.

     i. Forfeited Accounts - Forfeited balances of participants' nonvested accounts are used to reduce future employer contributions. During the years ended December 31, 1999 and 1998 forfeited account balances were approximately $280,300 and $242,400, respectively. In 1999 and 1998, employer contributions were reduced by $316,000 and $0, respectively, from the forfeited nonvested accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting - The accompanying financial statements are prepared on an accrual basis of accounting. Certain reclassifications have been made to prior year amounts to conform to current year presentation. All administrative costs of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

     b. Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         The Plan's group annuity contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants.

     c. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     d. Recently Issued Accounting Pronouncements - In 1999, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 99-3, "Accounting and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". SOP 99-3 simplifies the disclosures for certain investments and eliminates the requirement to disclose by investment fund option in the statement of net assets available for benefits and the changes in net assets available for benefits for all years presented. Accordingly, certain reclassifications have been made in the prior year's financial statements to correspond to the current year's presentation.

3.   INVESTMENTS

     The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 1999 and 1998.

                                                      1999          1998
                                                  ------------  ------------

         Cendant Corporation Common Stock Fund    $ 76,155,397  $ 59,213,751
         Aim Charter Fund                           55,078,853    40,914,605
         Stable Value Fund                          49,917,705    40,344,312
         Merrill Lynch Equity Index Trust           37,437,860    30,815,254
         Putnam New Opportunities Fund              19,339,075         -
                                                  ------------  ------------

                                                  $237,928,890  $171,287,922
                                                  ============  ============

      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

         Mutual Funds                             $ 30,539,331
         Collective Trusts                           6,313,200
         Cendant Stock                              21,013,265
         Corporate Bond Funds                        (327,284)
                                                  ------------

                                                  $ 57,538,512
                                                  ============

4.   TAX STATUS

     The Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated May 21, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement dates. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   CENDANT LITIGATION

     Since the April 15, 1998 announcement by Cendant of the discovery of accounting irregularities in the former business units of CUC International Inc. ("CUC"), approximately 70 lawsuits claiming to be class actions, two lawsuits claiming to be brought derivatively on Cendant's behalf and several individual lawsuits and arbitration proceedings have commenced in various courts and other forums against Cendant and other defendants by or on behalf of persons claiming to have purchased or otherwise acquired securities or options issued by CUC or Cendant between May 1995 and August 1998.

     The Securities and Exchange Commission ("SEC") and the United States Attorney for the District of New Jersey are also conducting investigations relating to the matters referenced above. The SEC advised Cendant that its inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred. As a result of the findings from Cendant's internal investigations, Cendant made all adjustments considered necessary, which are reflected in Cendant's previously filed restated financial statements for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998. Although Cendant can provide no assurances that additional adjustments will not be necessary as a result of the government investigations, Cendant does not expect that additional adjustments will be necessary.

     On December 7, 1999, Cendant announced that they had reached a preliminary agreement to settle the principal securities class action pending against Cendant in the U.S. District Court in Newark, New Jersey brought on behalf of purchasers of all Cendant and CUC publicly traded securities, other than PRIDES, between May 1995 and August 1998. Under the agreement, Cendant would pay the class members approximately $2.85 billion in cash. The settlement remains subject to approval by the court. If the settlement is not approved by the court, Cendant can make no assurances that the final outcome or settlement of this litigation will not be for an amount greater than that set forth in the preliminary agreement.

     The proposed settlement does not encompass all litigation asserting claims associated with Cendant's accounting irregularities. Cendant does not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings could be material with respect to Cendant's earnings in any given reporting period. However, Cendant does not believe that the impact of such unresolved proceedings should result in a material liability to Cendant's consolidated financial position or liquidity. Furthermore, Cendant does not expect the outcome of these proceedings to have any material adverse impact on the Plan.

6.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Stable Value Fund primarily invested in investment contracts providing a guaranteed return on principal invested over a specified time period. Thereafter, contributions to such fund are invested in the Merrill Lynch Retirement Preservation Trust. The crediting interest rates at December 31, 1999 for various investment contracts ranged from 5.3% to 6.2% and the average yield of the Stable Value Fund for the 1999 and 1998 plan years was 6.2%. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at contract value, which equals principal plus accrued interest. The Stable Value Fund at December 31, 1999 and 1998 was $49,917,705 and $40,344,312, respectively, which approximated the fair value.

7.   PARTY-IN-INTEREST

     A portion of the Plan's investments is shares in funds managed by Merrill Lynch. Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.   PLAN TERMINATION

     Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

9.   SUBSEQUENT EVENTS

     Plan Merger

     Effective January 1, 2000, subject to sections 401(a), 411(d)(6) and 414(l) of the Internal Revenue Code, the Cendant Membership Services, Inc. Savings Incentive Plan (the "CMS Plan") was merged with and into the Plan. As of the date of this report, the CMS Plan's assets have not been transferred to the Plan. In anticipation of the merger and subject to the provisions of ERISA, the Company discontinued all employee and employer contributions to the CMS Plan as of January 1, 2000.

                             SUPPLEMENTAL SCHEDULES

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN



ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                               Contract or
                                                   Number of                                      Current
Description                                      Units/Shares                   Cost               Value
-----------                                      ------------                   ----               -----
Cendant Corporation Common Stock Fund              2,867,081               $  37,361,383       $   76,155,397
Merrill Lynch Equity Index Trust                     369,939                  29,042,582           37,437,860
Cendant Stable Value Fund                         49,917,705                  49,917,859           49,917,705
Merrill Lynch Aggregate Bond Index Fund               39,158                     388,696              385,707
Merrill Lynch International Index Fund                26,156                     344,492              395,741
Oppenheimer Capital Income Fund                       36,253                     495,545              428,149
Alliance Premier Growth Fund                          70,676                   2,372,735            2,579,666
Alliance Quasar Fund                                  16,127                     396,191              455,436
Kobrick Capital Fund                                 199,155                   3,349,020            4,475,012
Kobrick Emerging Growth Fund                         104,517                   1,678,423            2,296,247
Kobrick Growth Fund                                   94,937                   1,481,049            2,019,318
GAM International Fund                                24,427                     651,892              785,587
MFS Emerging Growth Fund                             141,721                   6,142,980            9,437,234
PIMCO Total Return Fund                              142,280                   1,445,162            1,408,571
Merrill Lynch Small Cap Index                         16,554                     165,591              195,010
AIM Charter Fund                                   2,980,457                  42,324,203           55,078,853
Merrill Lynch EuroFund                                33,909                     541,036              506,596
Merrill Lynch Growth Fund                            269,006                   6,871,992            7,376,157
AIM Constellation Fund                               269,080                   7,489,430           10,900,425
Franklin Balance Sheet                                18,030                     557,992              549,369
Putnam New Opportunities Fund                        212,611                  12,170,781           19,339,075
Templeton Foreign Fund                               812,042                   8,171,340            9,111,110
Federated High Income Bond Fund                       17,758                     191,215              185,922
PIMCO Renaissance Fund                                30,671                     498,207              438,291
MASS Investment Growth                               772,315                   3,810,025            4,357,169
Merrill Lynch Capital Fund                           315,198                  11,082,837           10,108,405
Merrill Lynch Corp Bond Fund Inter-Term              420,481                   4,827,693            4,600,068
Davis NY Venture Fund                                 49,701                   1,364,988            1,429,409
AIM Weingarten Fund                                  479,776                  11,710,265           14,446,054
Loan Fund *                                        8,017,050                   8,017,050            8,017,050
Cash Fund                                                                        188,367              188,368
Other                                                 32,666                      32,666               32,666
                                                  ----------                ------------         ------------
Total                                             68,797,437                $255,083,687         $335,037,627
                                                  ==========                ============         ============


* Maturity dates range from January 2000 to November 2014. Interest rates range from 5.84 % to 10.50%

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                  Purchases                        Sales
                                                           --------------------------      ------------------------
Identity of                       Description              Purchase        Number of       Selling       Number of     Net Gain
Party Involved                     of Asset                  Price       Transactions       Price      Transactions    or (Loss)
--------------                    -----------              --------      ------------      -------     ------------    ---------
A series of transactions in excess of 5% of
the beginning value of plan assets

Cendant Stable Value Fund        Common/Collective Trust   24,787,496        1148                 -          -                -
                                                           15,417,001          -         15,416,370         992            (631)

AIM Charter Fund                 Mutual Fund               12,230,005         938                 -          -                -


                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          CENDANT CORPORATION
                                          EMPLOYEE SAVINGS PLAN

                                          BY: /s/ David M. Johnson
                                              --------------------
                                              David M. Johnson
                                              Plan Committee Member
                                              Cendant Corporation Employee
Date:  June 28, 2000                          Savings Plan

                                  EXHIBIT INDEX

EXHIBIT                                                               PAGE NO.
-------                                                               --------

23.1     Consent of Deloitte & Touche  LLP                               14